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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 6)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

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
            MORTON A. PIERCE, ESQ.                      JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                   JORDEN BURT BOROS CICCHETTI
             DEWEY BALLANTINE LLP                         BERENSON & JOHNSON LLP
         1301 AVENUE OF THE AMERICAS                  777 BRICKELL AVENUE, SUITE 500
              NEW YORK, NY 10019                             MIAMI, FL 33131
                (212) 259-8000                                (305) 371-2600
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     This Amendment No. 6 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule
14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the
"Company" or "American Bankers"), filed in connection with the Cendant Offer.
Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

The response to Item 4 is hereby amended and supplemented as follows:

     On February 28, 1998, AIG, AIGF and American Bankers entered into an Amended and Restated Agreement and Plan of Merger (the "Amended AIG Merger Agreement") and an amended and restated Stock Option Agreement (the "Amended Stock Option Agreement"), copies of which are filed as Exhibit 31 and Exhibit 32 hereto, respectively, and are incorporated by reference herein in their entirety. The principal amendments to the original AIG Merger Agreement and Stock Option Agreement are as follows:

- The value of the per share consideration that each holder of Common Stock will be entitled to receive in the Proposed AIG Merger has been raised from $47 to $58. The elections contemplated by the AIG Merger Agreement with respect to cash and stock have not been amended.

- In lieu of proceeding to acquire American Bankers by the contemplated statutory merger, AIG, at its option, will be permitted to effect the acquisition of American Bankers through a tender offer for 100% (or such lesser percentage not less than 49.9% (excluding for all purposes in calculating such applicable percentage any shares of Common Stock owned by AIG pursuant to the exercise of its option under the Stock Option Agreement) as AIG may determine) of the outstanding Common Stock for at least $58 in cash followed by a second step merger between American Bankers and AIGF in which American Bankers shareholders would receive, at AIG's election, either cash or, if non-taxable, AIG common stock with a value equal to the amount paid for each share of Common Stock in the tender offer. If AIG consummates such a tender offer, AIG will be entitled to designate two members of the Board of Directors of American Bankers, and American Bankers will increase the size of its Board of Directors to the extent permitted by its Articles and bylaws, and will thereafter cause AIG's designees promptly to be elected to its Board of Directors. AIG and American Bankers also have agreed to waive certain of the conditions to their respective obligations to consummate the Proposed AIG Merger in the event that AIG commences and consummates a tender offer.

- The provision contained in the AIG Merger Agreement which prohibited American Bankers from providing information to third parties, engaging in negotiations or discussions with third parties or recommending an Acquisition Proposal (as defined in the Amended AIG Merger Agreement) to the shareholders of American Bankers for a period of 120 days following the execution of the AIG Merger Agreement has been eliminated. Consequently, American Bankers is now permitted to provide information to any party who has made an unsolicited bona fide Acquisition Proposal for American Bankers, including Cendant, if such party enters into an appropriate confidentiality agreement.

- The provision contained in the AIG Merger Agreement which prohibited the Board of Directors of American Bankers from terminating the AIG Merger Agreement in certain circumstances for a period of 180 days following the execution of the AIG Merger Agreement, has been amended to reduce such period of time to 150 days.

- The $66 million termination fee has been increased to $81.5 million (which still represents approximately 3% of the aggregate consideration to be paid in the Proposed AIG Merger) plus an amount equal to AIG's expenses incurred in connection with the Proposed AIG Merger since January 27, 1998 up to a maximum of $5 million. The circumstances in which the Amended AIG Merger Agreement may be terminated and in which such termination fee is payable by American Bankers have been amended. Such circumstances shall include AIG having commenced a tender offer and such tender offer not having been consummated by the 60th day from the date of commencement thereof.
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- The maximum profit that AIG can obtain on its option to purchase 8,265,626 shares of Common Stock pursuant to the Amended Stock Option Agreement has been amended to be $100 million. Such amount will still be reduced by the amount of any termination fee paid by American Bankers under the Amended AIG Merger Agreement. The option has also been modified pursuant to the Amended Stock Option Agreement so that, at AIG's option, if the Amended AIG Merger Agreement is terminated at a time when regulatory approval for AIG to consummate the purchase of the Common Stock subject to the option has not yet been obtained, AIG's prior exercise of such option may be settled in cash in an amount equal to the Spread (as defined in the Amended Stock Option Agreement) times the number of shares of Common Stock subject to the exercise of such option less any termination fee paid pursuant to the Amended AIG Merger Agreement.

- In the event that AIG commences a tender offer (as described above) and another person has commenced or commences a tender offer to acquire at least 49.9% of the outstanding shares of Common Stock for not less than $58 in cash per share and such person has proposed to follow such tender offer with a second step merger in which American Bankers' shareholders would receive consideration with a value equal to not less than the value paid by such person pursuant to its tender offer, then American Bankers will be entitled to amend or modify the Rights Agreement and the new rights agreement, dated as of February 19, 1998, between American Bankers and ChaseMellon Shareholder Services, L.L.C., adopted by the Board of Directors of American Bankers on February 19, 1998 (the "New Rights Agreement") in a manner consistent with the amendments made by American Bankers to such agreements with respect to the Proposed AIG Merger or the optional tender offer by AIG (as described above) to exempt any such other person from being deemed to be an Acquiring Person (as defined in such agreements) and such other tender offer from triggering a Distribution Date (as defined in such agreements) or causing the Rights or New Rights to separate from the Common Stock. In addition, in such event American Bankers will also be entitled to grant such approvals and take such action to eliminate or minimize the effect of any state antitakeover statutes on such other tender offer.

- AIG has agreed to maintain the corporate headquarters of American Bankers in Miami at American Bankers' current location for the foreseeable future and, in any event, for not less than 5 years following consummation of the Proposed AIG Merger. In addition, AIG has agreed to ensure, to the extent within its reasonable control, that the public school and day care facility next to American Bankers' headquarters in Miami will remain in operation at their current location for as long as the corporate headquarters of American Bankers shall be maintained at its current location.

- The special meetings of American Bankers' preferred and common shareholders previously scheduled for March 4, 1998 and March 6, 1998, respectively, will be postponed until March 25, 1998 and March 27, 1998, respectively.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby amended and supplemented as follows:

  Amendment to Rights Agreement

     On February 27, 1998, the Company sent a letter to the holders of the Company's $3,125 Series B Cumulative Convertible Preferred Stock (the "Preferred Stock"), in accordance with the terms of the Preferred Stock, containing a summary of the New Rights Agreement. The letter from the Company to the holders of Preferred Stock is filed as Exhibit 34 hereto and is incorporated by reference herein in its entirety.
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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

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
    Exhibit 31......      Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, as amended by
                          Amendment No. 1 dated as of January 28, 1998, and as amended and restated as of February 28, 1998, among the Company, AIG and AIGF.
    Exhibit 32......      Stock Option Agreement, dated as of December 21, 1997, as
                          amended and restated as of February 25, 1998, between the
                          Company and AIG.
    Exhibit 33......      Press Release, dated March 2, 1998, of the Company and AIG.
    Exhibit 34......      Letter, dated February 27, 1998, from the Company to holders of
                          $3.125 Series B Cumulative Convertible Preferred Stock.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AMERICAN BANKERS INSURANCE GROUP, INC.

                                       By: /s/ GERALD N. GASTON
                                         ---------------------------------------
                                         Name: Gerald N. Gaston
                                         Title: Chief Executive Officer,
                                             President and Vice Chairman

Date: March 2, 1998
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                                 EXHIBIT INDEX

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
      EXHIBIT NO.                                   DESCRIPTION
    ----------------      ---------------------------------------------------------------
    Exhibit 31......      Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, as amended by
                          Amendment No. 1 dated as of January 28, 1998, and as amended and restated as of February 28, 1998, among the Company, AIG and AIGF.
    Exhibit 32......      Stock Option Agreement, dated as of December 21, 1997, as
                          amended and restated as of February 25, 1998, between the
                          Company and AIG.
    Exhibit 33......      Press Release, dated March 2, 1998, of the Company and AIG.
    Exhibit 34......      Letter, dated February 27, 1998, from the Company to holders of
                          $3.125 Series B Cumulative Convertible Preferred Stock.
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